SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. _)

SKY Digital Stores Corp.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

83083U109
(CUSIP Number)

Copy To: Gregory Sichenzia, Esq. Lijia Sanchez, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Flr New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083U109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xiuzi Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,897,283
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
1,897,283
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,897,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8% (based on 24,309,066 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Shares"), of SKY Digital Stores Corp., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is #1801 Building B, Hai Song Da Sha, Che Gong Miao, Fu Tian Qu, Shenzen, China 518041.

Item 2.Identity and Background

(a) This statement is filed by Xiuzi Lin (the “Reporting Person”).

(b) The Reporting Person’s residence is No. 39 Gui Shan Cun, Jin An Qu, Fuzhou, Fujian Province, China.

(c) The Reporting Person is a self-employed business marketing consultant.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.Source and Amount of Funds or Other Considerations

On May 5, 2011, the Issuer entered into a share exchange agreement with HongKong First Digital Holding Limited (“FDH”) and the shareholders of FDH named therein (“Share Exchange Agreement”), pursuant to which the Reporting Person was issued 1,897,283 Shares, in exchange for 8% of the shares of FDH held by the Reporting Person prior to the share exchange.

Item 4.Purpose of Transaction

In connection with a change in control of the Issuer, the Reporting Person acquired the Common Stock pursuant to a Share Exchange Agreement described in Item 3 of this Schedule 13D which is incorporated herein by reference.

The Reporting Person does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

The Reporting Person beneficially owns 1,897,283 shares or 7.8% of the Issuer’s common stock, based on 24,309,066 shares of the Issuer’s issued and outstanding common stock as of May 5, 2011.  The Reporting Person has the sole power to vote or dispose of all of his shares.

Except as otherwise described herein, the Reporting Person has not effected any transactions with respect to the Common Stock in the past sixty days.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities

Item 7.Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Share Exchange Agreement, dated May 5, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2011

By:	/s/ Xiuzi Lin
Xiuzi Lin